UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15 (d) of the Securities Exchange Act of 1934

March 10, 2009
(Date of Report)
(Date of earliest event reported)

JOHN WILEY & SONS, INC.
(Exact name of registrant as specified in its charter)

New York
(State or jurisdiction of incorporation)

0-11507	**13-5593032**
Commission File Number	IRS Employer Identification Number
111 River Street, Hoboken NJ	07030
Address of principal executive offices	Zip Code

Registrant's telephone number, including area code: **(201) 748-6000**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):
[ ] Written communications pursuant to Rule 425 under the Securities Act(17 CFR 230.425)
[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act(17 CFR 240.14a-12)
[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act
    (17 CFR 240.14d-2(b))
[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act
    (17 CFR   240.13e-4(c))

This is the first page of a 13 page document.

ITEM 7.01: REGULATION FD DISCLOSURE

The information in this report is being furnished (i) pursuant to Regulation FD, and (ii) pursuant to item 12 Results of Operation and Financial Condition (in accordance with SEC interim guidance issued March 28, 2003). In accordance with General Instructions B.2 and B.6 of Form 8-K, the information in this report shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1934, as amended. The furnishing of the information set forth in this report is not intended to, and does not, constitute a determination or admission as to the materiality or completeness of such information.

On March 10, 2009, John Wiley & Sons Inc., a New York corporation (the "Company"), issued a press release announcing the Company's financial results for the third quarter of fiscal year 2009. A copy of the Company's press release is attached hereto as Exhibit 99.1 and incorporated.

Exhibit No.	Description
99.1	Press release dated March 10, 2009 titled "John Wiley & Sons, Inc. Announces Third Quarter Fiscal Year 2009 Results" (furnished and not filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and not deemed incorporated by reference in any filing under the Securities Act of 1934, as amended).

Investor Contact:
Brian Campbell
Director of Investor Relations
201-748-6874
brian.campbell@wiley.com

John Wiley & Sons, Inc. Announces Third Quarter Fiscal Year 2009 Results

- *Significant unfavorable foreign exchange effect on revenue and EPS*
- *Third quarter EPS grows 20% on a currency neutral basis*
- *Reiterating full-year guidance of approximately 20% EPS growth on a currency neutral basis and excluding prior year unusual tax benefit*
- *Lowering full-year revenue guidance to low single digit growth on a currency neutral basis*

Hoboken, NJ, March 10, 2009 – John Wiley & Sons, Inc. (NYSE: JWa and JWb) today reported third quarter EPS growth of 20% on a currency neutral basis. The increase is a result of reduced incentive compensation accruals, lower interest expense and prudent expense management. Including the negative impact of foreign exchange, adjusted earnings per diluted share (EPS) for the third quarter declined 15% from prior year to $0.57.

Third quarter revenue declined 2% after adjusting for an unfavorable $47 million foreign exchange impact. The decline on a currency neutral basis is primarily due to market conditions affecting the Professional/Trade business and processing delays in STMS related to journal subscription renewals, which will be resolved prior to fiscal year-end. Including the negative impact of foreign exchange, third quarter revenue decreased 13% to $374 million.

EPS of $1.74 for the first nine months of fiscal year 2009 as compared with adjusted EPS of $1.69 in the prior year period rose 21% on a currency neutral basis, or 3% including the negative impact of foreign exchange. Reported EPS on a US GAAP basis declined 13% due to an unusual tax benefit in the prior year and foreign exchange. Revenue for the first nine months advanced 2% over prior year, excluding $56 million of unfavorable foreign exchange. Including the negative effect of foreign exchange, year-to-date revenue of $1.2 billion declined 3% compared to prior year.

William J. Pesce, President and CEO said, "As anticipated earlier in the year, the unfavorable effect of foreign exchange on Wiley's revenue and earnings is significant and unprecedented. In addition, economic conditions have had an adverse effect on our Professional/Trade business, particularly in the US. While the results in Professional/Trade are disappointing, it is encouraging that we have increased market share in key publishing categories. Our global STMS and Higher Education businesses are performing well."

Mr. Pesce concluded: "With one quarter to go in fiscal year 2009, we are reaffirming full-year EPS guidance of approximately 20% growth on a currency neutral basis and excluding the unusual tax benefit reported in the prior year. We are reducing revenue guidance from mid single digit growth to low single digit growth on a currency neutral basis, principally due to market conditions affecting our Professional/Trade business. Foreign exchange will continue to have a significant adverse affect on Wiley's revenue and EPS in the fourth quarter."

In the third quarter, the Company repurchased 471,600 shares of its common stock at a cost of approximately $16 million.

The foregoing and following references to "currency neutral basis" exclude the effect of both transaction and translation foreign exchange.

Scientific, Technical, Medical and Scholarly (STMS)
Revenue +2% and Contribution to Profit +2% on a currency neutral basis. Results affected by journal subscription renewal processing delays expected to be resolved prior to fiscal year-end.

Global STMS revenue for the third quarter declined 13% to $202 million mainly due to an unfavorable $35 million foreign exchange impact. On a currency neutral basis, revenue advanced 2%. Journal subscription revenue was on par with prior year, as revenue from new journals was partially offset by the aforementioned processing delays and lower backfile sales. STMS book sales improved in markets outside the US. Publishing areas that exhibited significant growth include the life sciences, professional and the social sciences and humanities.

The journal subscription renewal delays were related to the consolidation of Wiley and Blackwell fulfillment systems and licensing practices, which is the last significant integration project and one of the most complex undertakings in the overall process. While the problems that caused the delays were substantially resolved by the end of the quarter, some of the processing backlog remained. Approximately $7 million of revenue on yet-to-be processed customer journal licenses will be earned in the fourth quarter. The delays also affected cash collections through January.

Direct contribution to profit for the third quarter fell 13% from prior year to $75 million. On an exchange neutral basis, contribution to profit advanced 2%. The increase on a performance basis reflects the top-line results, a $4 million prior year acquisition accounting adjustment, lower incentive compensation accruals and prudent expense management, partially offset by higher costs associated with new journals, a sales return adjustment of $3 million and the aforementioned delay in journal subscription renewals.

For the first nine months of fiscal year 2009, global STMS revenue was flat with prior year at $696 million, but advanced 6%, excluding unfavorable foreign exchange. Contributing to the year-over-year growth was a $17 million acquisition accounting adjustment related to the Blackwell acquisition that reduced revenue in the comparable prior year period, as well as increased journal revenue. All regions exhibited growth. Direct contribution to profit for the first nine months rose 4% to $277 million, or 10% excluding unfavorable foreign exchange. The increase reflects higher journal subscription revenue and prudent expense management, partially offset by editorial costs associated with new journals and the aforementioned delay in journal subscription renewals.

Society Journal Activity
- New signings: 3 journals in third quarter; 28 journals year-to-date
- Renewed/extended contracts: 57 journals in third quarter; 74 journals year-to-date
- Contracts not renewed: 3 journals in third quarter; 5 journals year-to-date

Key New Agreements
- The Institute of Development Studies at the University of Sussex, one of Europe's leading research institutions. The journal, *IDS Bulletin*, was previously self-published.
- The Economic Society of Australia for *Economic Papers*
- *Asian Journal of Endoscopic Surgery*

Key Journal Renewals
- *Cancer* and *Cancer Cytopathology* (American Cancer Society)

- *British Journal of Dermatology* and *Clinical and Experimental Dermatology* (British Association of Dermatologists)
- *Allergy* and *Pediatric Allergy and Immunology* (European Academy of Allergy and Clinical Immunology)
- *Cytometry* (International Society for the Advancement of Cytometry)
- *Cancer Science* (Japanese Cancer Association)
- *European Journal of Clinical Investigation* (European Society for Clinical Investigation)
- *International Journal of Urology* (Japanese Urological Association)
- *Journal of the American Academy of Nurse Practitioners*
- *Disasters* and *Development Policy Review* (Overseas Development Institute)
- *Development and Change* (Institute of Social Studies, The Hague)
- *Journal of Urban Affairs* (Urban Affairs Association)

Other agreements include a contract renewal with the IEEE (the Institute of Electrical and Electronics Engineers) to continue a book publishing arrangement and an agreement with the International Union of Crystallography to co-publish the *International Tables for Crystallography*.

WileyInterScience, which publishes over 1,400 journals, three million articles and 6,000 online books and major reference works, recorded over 300 million total visits in calendar year 2008. Total visits and full-text downloads increased 7% and 5% over prior year, respectively.

In the third quarter, Wiley acquired the Arnold statistics book program from Hodder Education. The acquisition, which includes over 50 titles, complements areas of strength in Wiley's statistics program, while providing growth opportunities.

Professional/Trade (P/T)
Revenue -14% and Contribution to Profit -25% on currency neutral basis. Results attributed to economic conditions, particularly a very weak retail environment.

Global P/T revenue declined 19% to $100 million in the third quarter compared to $123 million in the prior year, or a 14% decrease, excluding unfavorable foreign exchange. The decline is attributed to a very weak retail environment, particularly in the US. Modest growth was recorded in Canada, Germany and the UK.

Direct contribution to profit was $25 million compared to $38 million for the third quarter of last year, reflecting the revenue shortfall. The decline was partially mitigated by prudent expense management and lower accrued incentive compensation. Excluding unfavorable foreign exchange, direct contribution to profit declined 25% from the prior year.

For the first nine months, global P/T revenue declined 12% to $316 million, or a 10% decrease, excluding unfavorable foreign exchange. Year-to-date direct contribution to profit fell 26% to $77 million, or a 23% decrease on an exchange neutral basis. The decline is attributed to lower revenue, higher inventory provisions and a $2 million bad debt recovery in the prior year, partially offset by lower accrued incentive compensation and prudent expense management.

Notable Alliances
- On March 1st a new co-publishing agreement was signed with Meredith Corporation, under which Wiley will become the exclusive global book publisher for Meredith's *Better Homes and Gardens* brand. The partnership will encompass books published under other Meredith brands as well, including *Family Circle, American Patchwork and Quilting* and *Diabetic Living*. In addition to publishing new books, Wiley will become the exclusive distributor of

existing books in all channels worldwide, including the flagship *Better Homes and Gardens New Cook Book* and key titles in other categories, such as the *New Garden Book* and *New Decorating Book*. Wiley anticipates publishing approximately 20 titles per year as a result of this agreement. The first *Better Homes and Gardens* books to be published by Wiley will be released in spring 2009.

- An agreement was reached with the American Society for Healthcare Risk Management (ASHRM) to publish its quarterly journal in public health, the *Journal of Healthcare Risk Management*. ASHRM is a membership group of the American Hospital Association with more than 5,300 members representing healthcare, insurance, law and related professions.

Online Initiatives

- Dummies.com was re-launched in November with new content for 18 topics and approximately 250 videos. Page views, visits, unique visitors and newsletter subscriptions are all up double digits vs. prior year.
- An agreement was signed with a UK company, RoadTour, to create a location-based destination and events service for Satellite Navigation and Microsoft Mobile devices. The new service will provide customers with a wide selection of *Frommer*'s points of interest (POIs) and *Whatsonwhen* events. All POIs and events are geo-coded to provide their exact location, allowing customers to be guided directly to a restaurant, attraction or event.
- The January launch of the online *Ernst & Young International GAAP 2009* will provide access to interpretation of the International Financial Reporting Standards.

Notable New Books

- **Finance:** Janet Tavekoli's *Dear Mr. Buffett*, with full support of Warren Buffett; Paul Muolo's *$700 Billion Bailout*; and Barbara Weltman's *J.K. Lasser Refund Builder*
- **Business:** Blythe McGarvie's *Shaking the Globe*, which teaches managers and leaders how to stand out; Daniel Esty's and Andrew Winston's *Green to Gold*, which addresses environmental responsibility; Dave Hitz's *How to Castrate A Bull: Unexpected Lessons on Risk, Growth and Success in Business*; John R. Talbot's *The Financial Epidemic That is Sweeping the Global Economy and How to Protect Yourself From It*
- **Psychology:** John Sommers-Flanagan's and Rita Sommers-Flanagan's *Clinical Interviewing*
- **Technology:** *Macs For Dummies*, 10th Edition by Ed Baig; *Photoshop Elements 7 For Dummies* by Barbara Obermeier and Ted Padova; *Digital Photography For Dummies DVD Bundle* by Barbara Obermeier and Mark Justice Hinton; *Blackberry Storm For Dummies* by Robert Kao and Dante Sarigumba, which is the first book published about the new touch-screen Blackberry
- **Consumer:** *Weight Watchers in 20 Minutes*
- **Architecture:** *Fundamentals of Building Construction*, 5/e by Edward Allen

A total of 673 contracts were executed in the quarter by the global rights team, an increase of 9%.

Higher Education (HE)
Revenue +7% and Contribution to Profit +15% on currency neutral basis

Global HE revenue declined 2% to $72 million in the third quarter due to unfavorable foreign exchange. Revenue advanced 7% on a currency neutral basis, driven by strong growth in nearly every subject category, higher-than-expected revenue from recently-acquired textbooks, new editions and the continued success of *WileyPLUS*. With the exception of Asia, which continues to be impacted by the devaluation of the Indian Rupee, all regions exhibited growth.

Direct contribution to profit rose 2% to $29 million, or 15% excluding unfavorable foreign exchange. The increase reflected top line results and product mix.

Year-to-date global HE revenue grew 4% to $196 million, or 8% excluding unfavorable foreign exchange. Direct contribution to profit for the nine-month period rose 7% to $69 million, or 13% on a currency neutral basis. The increase reflected top-line results, lower inventory provisions and product mix.

WileyPLUS
- *WileyPLUS* 4.6 was released in December. This updated version facilitates creation and management of course assignments and provides enhanced diagnostic and reporting tools.
- *WileyPLUS* exhibited year-to-date global revenue growth of 41% over the comparable prior year period.
- The number of registered *WileyPLUS* users in the US jumped 38% year-to-date, with Asia (+156%), Australia (+79%) and Canada (+27%) also showing solid growth.
- At the end of the quarter, deferred revenue for *WileyPLUS* was $7 million compared to $5 million at the end of last year's third quarter.

Acquisitions announced in the first quarter of fiscal year 2009 continued to exceed expectations, generating over $6 million of revenue in the first nine months of this fiscal year.

Key Titles Published
- **Mathematics:** *Precalculus: A Prelude to Calculus,* 1e by Sheldon Axler; *Calculus: Early Transcendentals,* 9/e by Howard Anton, Irl C. Bivens and Stephen Davis; *Today's Mathematics: Concepts, Classroom Methods, and Instructional Activities, 12/e by* James W. Heddens, William R. Speer and Daniel J. Brahier; *Helping Children Learn Mathematics, 9/e, by* Robert E. Reys, Diana V. Lambdin, and Mary M. Lindquist;
- **Physical and Life Sciences:** *How Things Work: The Physics of Everyday Life*, 4/e by Louis Bloomfield; *Physics, 8/e by* John D. Cutnell and Kenneth W. Johnson; *Visualizing Human Biology, 2/e by* Kathleen A. Ireland; *Visualizing Earth Science, by* Zeeya Meral and Brian J. Skinner: and *Principles of Genetics, 5/e, by* D. Peter Snustad and Michael J. Simmons. *Business and Economics: Contemporary Business*, 13/e by Louis E. Boone and David L. Kurtz; *Microeconomics: Theory and Applications, 10/e by* Edgar K. Browning and Mark A. Zupan.; *Accounting, 3/e by* Paul D. Kimmel, Jerry J. Weygandt and Donald E. Kieso; *Project Management: A Managerial Approach, 7/e by* Jack R. Meredith and Samuel J. Mantel Jr; *Management, 10/e, by* John R. Schermerhorn
- **Social Sciences:** *Human Geography, 9/e by* H. J. DeBlij; *Psychology in Action, 9/e by* Karen Huffman;

Conference Call
Wiley will hold a conference call today, Tuesday, March 10, 2009 at 2:30 pm (EST) to discuss its financial results for the third quarter of fiscal year 2009.

- To participate in the conference call, please dial the following number approximately ten minutes prior to the 2:30 pm EST starting time: **(877) 741-4240**

- International callers may participate by dialing: **(719) 325-4773**

- A replay of the call will be available from 5:30 p.m. (EST) on Tuesday, March 10, through Tuesday, March 17 by dialing (888) 203-1112 or (719) 457-0820 and entering Passcode **6745496.** A live audio webcast will be accessible at *wiley.com> Investor Relations> Events*

and Presentations, or http://www.wiley.com/WileyCDA/Section/id-370238.html. A replay of the webcast will be accessible for 14 days afterwards.

"Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995
This release contains certain forward-looking statements concerning the Company's operations, performance, and financial condition. Reliance should not be placed on forward-looking statements, as actual results may differ materially from those in any forward-looking statements. Any such forward-looking statements are based upon a number of assumptions and estimates that are inherently subject to uncertainties and contingencies, many of which are beyond the control of the Company, and are subject to change based on many important factors. Such factors include, but are not limited to (i) the level of investment in new technologies and products; (ii) subscriber renewal rates for the Company's journals; (iii) the financial stability and liquidity of journal subscription agents; (iv) the consolidation of book wholesalers and retail accounts; (v) the market position and financial stability of key online retailers; (vi) the seasonal nature of the Company's educational business and the impact of the used book market; (vii) worldwide economic and political conditions; (viii) the Company's ability to protect its copyrights and other intellectual property worldwide (ix) the ability of the Company to successfully integrate acquired operations and realize expected opportunities and (x) other factors detailed from time to time in the Company's filings with the Securities and Exchange Commission. The Company undertakes no obligation to update or revise any such forward-looking statements to reflect subsequent events or circumstances.

About Wiley
Founded in 1807, John Wiley & Sons, Inc. has been a valued source of information and understanding for over 200 years; helping people around the world meet their needs and fulfill their aspirations. Wiley and its acquired companies have published the works of more than 350 Nobel laureates in all categories: Literature, Economics, Physiology/Medicine, Physics, Chemistry and Peace.

Our core businesses include scientific, technical, medical and scholarly journals, encyclopedias, books and online products and services; professional/trade books, subscription products, training materials and online applications and websites; and educational materials for undergraduate and graduate students and lifelong learners. Wiley's global headquarters are located in Hoboken, New Jersey, with operations in the US, Europe, Asia, Canada and Australia. The Company's Web site can be accessed at http://www.wiley.com. The Company is listed on the New York Stock Exchange under the symbols JWa and JWb.

Investor Relations: http://www.wiley.com/WileyCDA/Section/id-370238.html

JOHN WILEY & SONS, INC.
UNAUDITED SUMMARY OF OPERATIONS
FOR THE THIRD QUARTER AND NINE MONTHS ENDED
JANUARY 31, 2009 AND 2008
(in thousands, except per share amounts)

Adjusted - For Tax Benefits

		Third Quarter Ended January 31,			Nine Months Ended January 31,		
		2009	2008	% Change	2009	2008	% Change
Revenue	$	374,383	429,432	-13%	1,208,031	1,241,343	-3%
Costs and Expenses							
Cost of Sales		123,255	137,596	-10%	387,141	399,202	-3%
Operating and Administrative Expenses		179,412	214,223	-16%	615,204	635,896	-3%
Amortization of Intangibles		8,435	9,590	-12%	27,855	29,206	-5%
Total Costs and Expenses		311,102	361,409	-14%	1,030,200	1,064,304	-3%
Operating Income		63,281	68,023	-7%	177,831	177,039	0%
Operating Margin		16.9%	15.8%		14.7%	14.3%	
Interest Expense		(12,816)	(16,952)	-24%	(39,113)	(52,521)	-26%
Foreign Exchange Gains / (Losses)		(6,552)	(70)	--	(10,571)	(795)	--
Interest Income and Other, Net		45	1,115		6,049	3,184	
Income Before Taxes		43,958	52,116	-16%	134,196	126,907	6%
Adjusted Provision for Income Taxes (A)		10,527	12,132		30,436	27,027	
Adjusted Net Income	$	33,431	39,984	-16%	103,760	99,880	4%
Adjusted Income Per Share- Diluted	$	0.57	0.67	-15%	1.74	1.69	3%
Average Shares -- Diluted		58,954	59,280		59,557	59,165	

Reconciliation of Non-GAAP Adjusted Financial Disclosure (Tax Benefit)

Adjusted Net Income	$	33,431	39,984		103,760	99,880	
Tax Benefit (A)		-	-		-	18,663	
Net Income - GAAP	$	33,431	39,984	-16%	103,760	118,543	-12%
Adjusted Income Per Diluted Share	$	0.57	0.67		1.74	1.69	
Tax Benefit (A)		-	-		-	0.32	
Income Per Diluted Share - GAAP	$	0.57	0.67	-15%	1.74	2.00	-13%

(A)   The nine months ending January 31, 2008 exclude tax benefits of $18.7 million, or $0.32 per diluted share, associated with new tax laws enacted in the United Kingdom and Germany that reduced the corporate income tax rates from 30% to 28% and from 39% to 29%, respectively. The benefits recognized by the Company reflect the adjustments required to record all UK and Germany-related deferred tax balances at the new corporate income tax rates.

Note: The Company's management evaluates operating performance excluding unusual and/or non-recurring events. The Company believes excluding such events provides a more effective and comparable measure of performance and a clearer view of underlying trends. Since adjusted net income and adjusted earnings per share are not measures calculated in accordance with GAAP, they should not be considered as a substitute for other GAAP measures, including net income and earnings per share, as an indicator of operating performance. Accordingly, adjusted net income and adjusted earnings per share are reconciled above to net income and earnings per share on a GAAP basis.

In connection with the integration of Blackwell, the reporting of journal distribution and fulfillment costs and certain other journal development costs have been transferred from cost of sales to operating and administrative costs. All prior year periods have been restated for comparability. These changes had no impact on Wiley's net income and EPS.

JOHN WILEY & SONS, INC.
UNAUDITED SEGMENT RESULTS
FOR THE THIRD QUARTER AND NINE MONTHS ENDED
January 31, 2009 AND 2008
(in thousands)

		Third Quarter Ended January 31,				Nine Months Ended January 31,		
		2009		2008	% Change		2009	2008	% Change
Revenue								
Scientific, Technical, Medical and Scholarly	$	202,035	$	232,338	-13%	$	696,400	$ 696,337	0%
Professional/Trade		100,425		123,469	-19%		315,636	357,259	-12%
Higher Education		71,923		73,625	-2%		195,995	187,747	4%
Total	$	374,383	$	429,432	-13%	$	1,208,031	$ 1,241,343	-3%
Direct Contribution to Profit								
Scientific, Technical, Medical and Scholarly	$	75,215	$	86,242	-13%	$	276,730	$ 265,026	4%
Professional/Trade		25,415		37,624	-32%		77,400	104,338	-26%
Higher Education		29,189		28,673	2%		69,029	64,581	7%
Total	$	129,819	$	152,539	-15%	$	423,159	$ 433,945	-2%
Shared Services and Administrative Costs								
Distribution	$	(26,460)	$	(29,606)	-11%	$	(84,996)	$ (88,367)	-4%
Technology Services		(19,824)		(23,325)	-15%		(69,392)	(67,594)	3%
Finance		(9,671)		(11,130)	-13%		(33,821)	(33,809)	0%
Other Administration		(10,583)		(20,455)	-48%		(57,119)	(67,136)	-15%
Total	$	(66,538)	$	(84,516)	-21%	$	(245,328)	$ (256,906)	-5%
Operating Income	$	63,281		68,023		$	177,831	177,039	

Note: During fiscal year 2008, the Company began developing a global organizational structure encompassing the Company's three core businesses: Scientific, Technical, Medical and Scholarly, Professional/Trade and Higher Education. This global organizational structure will enhance the Company's ability to leverage content, services and capabilities around the world to better serve authors, society partners and customers. Previously, the management structure was organized geographically.

As of May 1, 2008, the beginning of the Company's 2009 fiscal year, the transition of all operational and financial systems necessary to support a global organization were finalized. As part of this process, the impact on business segment reporting was evaluated and changed to conform with the requirements of SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." The Company will continue to report financial data for shared service functions which are centrally managed for the benefit of the three global businesses, including Distribution, Technology Services, Finance and Other Administration. The changes in segment reporting will enable investors to view the performance of the Company in the same way as management assesses business performance. Accordingly, all prior year segment data reported in the Company's financial statements has been restated for comparability.

In connection with the integration of Blackwell, the reporting of certain accounts within segment reporting were realigned as follows: journal distribution and fulfillment costs were moved from direct costs to Shared Service - Distribution; certain operational incentive compensation costs were moved from Shared Service - Other Administration to direct costs; and certain finance costs were moved from direct costs to Shared Service - Finance. In addition, certain product lines were realigned in the Unaudited Segment Results to correspond with management responsibility. All prior year periods have been restated for comparability. These changes had no impact on Wiley's net income and EPS.

JOHN WILEY & SONS, INC.
UNAUDITED CONDENSED STATEMENTS OF FINANCIAL POSITION
(in thousands)

	January 31, 2009	January 31, 2008	April 30, 2008
Current Assets			
Cash & cash equivalents	$ 72,410	220,820	59,311
Accounts receivable	218,602	248,165	224,757
Inventories	108,295	110,275	118,209
Deferred income tax benefits	1,819	11,147	3,651
Prepaid and other	23,099	28,693	41,652
Total Current Assets	424,225	619,100	447,580
Product Development Assets	94,397	100,865	95,126
Property, Equipment and Technology	132,454	132,005	145,709
Intangible Assets	869,587	1,126,330	1,120,398
Goodwill	555,666	701,320	708,233
Deferred Income Tax Benefits	32,096	48,393	29,136
Other Assets	37,904	38,983	42,632
Total Assets	2,146,329	2,766,996	2,588,814
Current Liabilities			
Accounts and royalties payable	192,121	203,441	189,332
Deferred revenue	201,473	322,732	315,830
Accrued income taxes	922	13,066	1,633
Accrued pension liability	2,314	2,556	2,499
Other accrued liabilities	93,630	125,294	136,867
Current portion of long-term debt	61,875	45,000	45,000
Total Current Liabilities	552,335	712,089	691,161
Long-Term Debt	826,125	988,106	797,318
Accrued Pension Liability	79,763	101,864	82,755
Other Long-Term Liabilities	94,442	103,162	100,421
Deferred Income Taxes	168,384	229,059	228,041
Shareholders' Equity	425,280	632,716	689,118
Total Liabilities & Shareholders' Equity	$ 2,146,329	2,766,996	2,588,814

JOHN WILEY & SONS, INC.
UNAUDITED STATEMENTS OF FREE CASH FLOW
(in thousands)

		Nine Months Ended January 31,	
		2009	**2008**
Operating Activities:			
Net income	$	**103,760**	118,543
Amortization of intangibles		**27,855**	29,206
Amortization of composition costs		**32,991**	32,306
Depreciation of property, equipment and technology		**26,372**	24,353
Special non-cash tax benefits		**-**	(18,663)
Stock-based compensation (net of tax)		**6,258**	10,289
Excess tax benefits from stock-based compensation		**(3,882)**	(6,902)
Pension expense, net of contributions		**5,142**	(14,865)
Non-cash charges and other		**68,617**	47,763
Change in deferred revenue		**(51,763)**	43,570
Net change in operating assets and liabilities		**(12,484)**	(36,306)
Cash Provided by Operating Activities, excluding acquisitions		**202,866**	229,294
Investments in organic growth:			
Additions to product development assets		**(94,856)**	(85,237)
Additions to property, equipment and technology		**(30,454)**	(29,009)
Free Cash Flow		**77,556**	115,048
Other Investing and Financing Activities:			
Acquisitions, net of cash		**(22,387)**	(4,834)
Repayment of long-term debt		**(328,717)**	(446,973)
Borrowings of long-term debt		**377,865**	479,858
Change in book overdrafts		**(32,861)**	10,598
Purchases of treasury stock		**(35,110)**	(3,679)
Cash dividends		**(22,937)**	(19,181)
Proceeds from issuance of stock on option exercises and other		**9,143**	12,351
Excess tax benefits from stock-based compensation		**3,882**	6,902
Cash (Used for) Provided by Investing and Financing Activities		**(51,122)**	35,042
Effects of Exchange Rate Changes on Cash		**(13,335)**	(763)
Increase in Cash and Cash Equivalents for Period	$	**13,099**	149,327

RECONCILIATION TO GAAP PRESENTATION

Investing Activities:			
Additions to product development assets	$	(94,856)	(85,237)
Additions to property, equipment and technology		(30,454)	(29,009)
Acquisitions, net of cash		(22,387)	(4,834)
Cash Used for Investing Activities	$	(147,697)	(119,080)
Financing Activities:			
Cash (Used for) Provided by Investing and Financing Activities	$	(51,122)	35,042
Less:			
Acquisitions, net of cash		(22,387)	(4,834)
Cash (Used for) Provided by Financing Activities	$	(28,735)	39,876

Note: The Company's management evaluates performance using free cash flow. The Company believes free cash flow provides a meaningful and comparable measure of performance. Since free cash flow is not a measure calculated in accordance with GAAP, it should not be considered as a substitute for other GAAP measures, including cash used for investing activities and financing activities, as an indicator of performance.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized

JOHN WILEY & SONS, INC.
Registrant

By
/s/ William J. Pesce

William J. Pesce
President and Chief Executive Officer

By
/s/ Ellis E. Cousens

Ellis E. Cousens
Executive Vice President and
Chief Financial & Operations Officer

Dated: March 10, 2009